BY FACSIMILE AND EDGAR

Mr. Robert Littlepage Accountant Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 United States of America	December 11, 2009

Re:	Hutchison Telecommunications International Limited Form 20-F for the Fiscal Year ended December 31, 2008 Filed May 27, 2009 File No. 1-32309

Dear Mr. Littlepage,

Further to our letter to you on November 18, 2009 requesting an extension of time to respond to the comment letter from Mr. Larry Spirgel of the Division of Corporation Finance dated September 14, 2009, relating to the annual report on Form 20-F of Hutchison Telecommunications International Limited (the “Company”) for the fiscal year ended December 31, 2008, the Company is still reviewing the letter and its response with its external auditors and other advisors. Accordingly, we would like to inform you that the Company now expects to reply to the comment letter by January 15, 2010.

Please feel free to contact Mr. Nicky Lee (Corporate Financial Controller) at +852 2128 3163 with any questions or comments you may have.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

A Hutchison Whampoa company	(a company Incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong